Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated: July 15, 2014

PowerShares DB Gold Double
 Long ETN

PowerShares DB Gold Short ETN

PowerShares DB Gold Double Short ETN

ETN and Index Data as of June 30, 2014

Description
The PowerShares DB Gold Double Long Exchange Traded Note (Symbol: DGP),
PowerShares DB Gold Short Exchange Traded Note (Symbol: DGZ) and PowerShares DB
Gold Double Short Exchange Traded Note (Symbol: DZZ) (collectively, the
"PowerShares DB Gold ETNs") provide investors a way to take a short or leveraged view on the performance of gold.

All of the PowerShares DB Gold ETNs are based on a total return version of the
Deutsche Bank Liquid Commodity Index -- Optimum Yield Gold[] , which is intended to track the long or short performance of a single unfunded gold futures contract.

PowerShares DB Gold ETN and Index Data
Ticker symbols
Gold Double Long                              DGP
Gold Short                                    DGZ
Gold Double Short                             DZZ
Intraday indicative value symbols
Gold Double Long                            DGPIV
Gold Short                                  DGZIV
Gold Double Short                           DZZIV
CUSIP symbols
Gold Double Long                        25154H749
Gold Short                              25154H731
Gold Double Short                       25154H756
Details
ETN price at initial listing               $25.00
Inception date                            2/27/08
Maturity date                             2/15/38
Yearly investor fee                         0.75%
Leveraged reset frequency                 Monthly
Listing exchange                        NYSE Arca
Index symbol                               DGLDIX
Issuer
Deutsche Bank AG, London Branch
Long-term Unsecured Obligations

ETN and Index History (%)
                             1 Year      3 Year
ETN Repurchase Value(1)
Gold Double Long              11.87      -13.92
Gold Short                   -10.24       -0.02
Gold Double Short            -21.05       -3.62
ETN Market Price(2)
Gold Double Long             11.55      -13.47
Gold Short                   -9.99       -0.28
Gold Double Short           -20.81       -4.12
Index History
Deutsche Bank Liquid
  Commodity Index --
  Optimum Yield Gold          7.56       -4.82
Comparative Indexes(3)
SandP 500                      24.61       16.58
Barclays U.S. Aggregate       4.37        3.66

5 Year      10 Year      ETN Inception
  8.67           --              2.59
-10.25           --             -8.52
-22.06           --            -19.67
  8.86           --              2.54
-10.33           --             -8.31
-22.18           --            -19.64
  6.58           --              3.96
18.83            --              8.20
  4.85           --              4.77

Source: Invesco PowerShares, Bloomberg L.P.
(1)      ETN repurchase value performance figures reflect repurchase value, which would require investors to have a minimum number of shares (found in pricing supplement and the following page). Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value.
See "ETN Market Price" in this table. Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value. See "ETN Market Price" in this table. Index history is for illustrative purposes only and does not represent actual PowerShares DB Gold
ETN performance. The inception date of the Deutsche Bank Liquid Commodity Index
-- Optimum Yield Gold[] is May 24, 2006. ETN repurchase value is based on a combination of the inverse monthly returns for the Gold Short ETNs, or two times the monthly returns or inverse monthly returns for the Gold Double Long
ETNs and Gold Double Short ETNs, respectively, from the Deutsche Bank Liquid
Commodity Index -- Optimum Yield Gold Excess Return[] (the "Gold Index") plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Gold ETNs, less the investor fee. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.
(2)      ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a percentage change from the beginning to the end of the specified time period. The inception date for the
PowerShares DB Gold ETNs is Feb. 27, 2008. However, the first available 4 p.m.
bid/ask midpoints were not available until Feb. 29, 2008 for the Gold Double
Long and Gold Double Short ETNs, and the first available 4 p.m. bid/ask midpoint was not available until March 1, 2008 for the Gold Short ETNs.
Index performance does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index.
(3)      The SandP 500([R]) Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Bond Index(TM) is an unmanaged index considered representative of the US investment-grade, fixed-rate bond market.
PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

800 983 0903 | 877 369 4617[] powersharesetns.com | www.dbxus.com[] twitter:
@PowerShares

PowerShares DB Gold Double
 Long ETN

PowerShares DB Gold Short ETN

PowerShares DB Gold Double Short ETN

What are the PowerShares DB Gold ETNs?
The PowerShares DB Gold ETNs are senior unsecured obligations issued by
Deutsche Bank AG, London Branch that are linked to a total return version of the Deutsche Bank Liquid Commodity Index -- Optimum Yield Gold[]. The Index is
designed to reflect the performance of certain gold futures contracts.

Investors can buy and sell the PowerShares DB Gold ETNs at market price on the
NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the PowerShares DB Gold ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement, which may include a fee of up to $0.03 per security.

Benefits and Risks of PowerShares DB Gold ETNs

Benefits
[] Leveraged and short notes
[] Relatively low cost
[] Intraday access
[] Listed
[] Transparent

Risks
[] Non-principal protected
[] Leveraged losses
[] Subject to an
investor fee
[] Limitations on repurchase
[] Concentrated exposure
[] Credit risk of the issuer
[] Potential lack of liquidity

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting
powersharesetns.com | www.dbxus.com or EDGAR on the SEC website at www.sec.gov.
Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369
4617, or you may request a copy from any dealer participating in this offering.
Important Risk Considerations:
The PowerShares DB Gold ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer term inverse or leveraged investment results by means of securities that reset their exposure monthly.
Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount (the amount you invested)
is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the securities. There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.

The PowerShares DB Gold ETNs are senior unsecured obligations of Deutsche Bank
AG, London Branch, and the amount due on the PowerShares DB Gold ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The PowerShares
DB Gold ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the PowerShares DB Gold ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB
Gold ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Gold ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the
PowerShares DB Gold ETNs is zero, your Investment will expire worthless.
The PowerShares DB Gold ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of
PowerShares DB Gold ETNs that you may redeem directly with Deutsche Bank AG,
London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB Gold ETNs. Sales in the secondary market may result in losses.
The PowerShares DB Gold ETNs provide concentrated exposure to notional positions in gold futures contracts. The market value of the PowerShares DB
Gold ETNs may be influenced by many unpredictable factors, including, among other things, volatile gold prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. Because the ETNs provide concentrated exposure to notional positions in futures contracts of a single commodity

sector, they are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.
The PowerShares DB Gold Double Long ETN and PowerShares DB Gold Double Short
ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.
PowerShares([R]) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.
Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management
LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco
Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.
An investor should consider the PowerShares DB Gold ETNs' investment objectives, risks, charges and expenses carefully before investing.
An investment in the PowerShares DB Gold ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk
Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.
Not FDIC Insured -- No Bank Guarantee -- May Lose Value This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.
Note: Not all products available through all firms or in all jurisdictions.

P-DBGOLD-ETN-PC-1-E[] 07/14